SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January, 2017

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the report required to be filed in the registrant’s home country in connection with the departure of Alan Kestenbaum, which report appears immediately following this page.

Disclosure pursuant to section 430 (2B) of the Companies Act 2006 – Alan Kestenbaum

5 January 2017

This announcement sets out the disclosure required by section 430 (2B) of the Companies Act 2006 in relation to the departure of Alan Kestenbaum from Ferroglobe plc (the Company).

1.	Mr. Kestenbaum ceased employment with the Company on 31 December 2016 and resigned from the Company’s board of directors (the Board) with effect on the same day. Mr. Kestenbaum was employed under an Employment Agreement dated 27 January 2011, as amended on 22 February 2015 (the Employment Agreement), which was explained in detail in the Company’s directors’ remuneration policy approved by shareholders on 29 June 2016 (the Policy) contained in the Company’s 2016 Annual Report and Accounts (ARA). The Employment Agreement expired on 31 December 2016 and, in accordance with its terms, Mr. Kestenbaum’s employment is treated as terminated without cause.

2.	For 2016, the compensation committee of the Board (the Compensation Committee) has previously approved an annual bonus arrangement under which Mr. Kestenbaum is entitled to an annual bonus with a target level of 215% of his base salary. The Compensation Committee has determined achievement of 35% of target level of performance for 2016, giving rise to a bonus payment of US$748,738.

3.	Mr. Kestenbaum is entitled to the following payments and benefits, and the lump sum severance payment summarized in paragraph 4, in accordance with provisions of the Employment Agreement:

(a)	Accrued obligations: Mr. Kestenbaum is entitled to US$1,443,763 (reflecting the value of cash-settled restricted stock units vested prior to 31 December 2016 but unpaid), plus US$2,602,104 (reflecting the value of cash-settled restricted stock units vesting or subject to accelerated vesting on 31 December 2016 (based on the closing price of the Company’s shares on 27 December 2016 of US$11.45). Details of the outstanding cash-settled restricted stock units are set out on page 31 of the ARA (marked as RSU/C).

(b)	Annual bonus: Mr. Kestenbaum is entitled to a payment of US$748,738 as a 2016 annual bonus, based on the Compensation Committee’s determination as described in paragraph 2 above.

(c)	Full vesting of Long Term Award: On 27 January 2011, Mr. Kestenbaum was awarded 108,578 restricted shares in the Company scheduled to vest on 27 January 2021 (the Long Term Award). In accordance with the Employment Agreement, on 31 December 2016, the Long Term Award vested fully, representing a value of US$1,243,218 based on the closing price of the Company’s shares on 27 December 2016 of US$11.45. Details of the Long Term Award are set out on page 31 of the ARA (marked as RSU).

(d)	Dividends: Mr. Kestenbaum is entitled to a cash payment of US$166,124 representing dividends on the Long Term Award accrued between 27 January 2011 and 31 December 2016.

(e)	Outstanding Equity Awards: In accordance with the Employment Agreement, Mr. Kestenbaum’s outstanding equity awards (in addition to the cash-settled restricted stock units described in paragraph 3(a) and the Long Term Award described in 3(c) above) vested in full on 31 December 2016. Details of these awards are set out on page 31 of the ARA (marked as SAR). (It should be noted that the stock option granted in August 2011, as referred to on page 31 of the ARA, expired in August 2016).

4.	As explained in the Policy, on termination of Mr. Kestenbaum’s employment without cause before 23 December 2017 (which includes the expiry of the Employment Agreement on 31 December 2016), Mr. Kestenbaum is entitled, under the Employment Agreement, to a lump sum severance payment of (i) an amount equal to $1 less than three times his Average Annual Compensation, as defined in the Employment Agreement (in summary, the sum of his average base pay and his average incentive awards granted or vested for the past five years ending on the termination date of 31 December 2016), plus (ii) the grossed-up cost of two years’ COBRA coverage for Mr. Kestenbaum and his dependants under the Company’s health plans. The total value of this lump sum severance payment is US$21,198,656, which is made up of the following elements:

	Amount

3 times average annual base pay for the five years prior to 31 December 2016	US$	2,985,000

3 times average annual value of incentive awards* granted or vested for the five years ending 31 December 2016	US$	18,095,410

Subtotal (minus US$1)	US$	21,080,409

Grossed-up cost of two years’ COBRA coverage for Mr. Kestenbaum and his dependants	US$	118,247

Total lump sum severance	US$	21,198,656

*The value of Mr. Kestenbaum’s incentive awards for this purpose (which includes the aggregate of both annual bonus and equity awards) for the relevant five year period ranged from US$2,158,080 in 2016 (which includes the accelerated vesting of the Long Term Award described in paragraph 3(c) above) to US$9,882,359 in 2015.

5.	In order to avoid arbitration proceedings with Mr. Kestenbaum in relation to potential claims, including claims arising from the interpretation of the provisions of the

Employment Agreement relating to the calculation of the Average Annual Compensation for the purpose of the lump sum severance payment, the Company has agreed to pay US$725,497 in exchange for a release of such claims.

6.	Payment of the sums and provision of the benefits described above (other than accrued obligations and the annual bonus) are conditioned upon Mr. Kestenbaum’s execution and non-revocation of a release of claims in favour of the Company.

7.	In order for the Company to have flexibility on timing of the payment of the lump sum severance payment amount described in paragraph 4, it has been agreed that the Company is entitled to make all or part of this payment on a deferred basis (but no later than 30 June 2017). If it does so, the Company has agreed to pay simple interest at a 5% annual rate.

8.	All sums payable to Mr. Kestenbaum will be subject to all deductions in respect of taxation and social security that the Company is required by law to make.

9.	If payments set out above would be subject to the excise tax under Section 4999 of the U.S. Internal Revenue Code (the Code), the payments may be reduced so that the value will not exceed the safe harbour amount specified in Section 280G(b)(3) of the Code, if it is determined that Mr. Kestenbaum would receive a greater net-after tax amount if the aggregate payments were so reduced.

10.	Mr. Kestenbaum has reaffirmed that the post-termination restrictive covenants in his Employment Agreement will remain in full force and effect.

11.	The payments set out above are consistent with the Policy, which specifically adopted the Employment Agreement. In accordance with its powers under the Policy, the Compensation Committee has approved minor amendments to the Policy to ensure that the Compensation Committee is authorized (a) to make the payments described in paragraph 5 and 7, and (b) the use of the 27 December 2016 share price (rather than that on 30 December 2016, the 31 December 2016 date referred to in the Employment Agreement being a non-trading day) for calculating the termination payments.

12.	On and from 1 January 2017, Mr. Kestenbaum has agreed to perform limited services for the Company under a consultancy arrangement. Under the arrangement, Mr. Kestenbaum will advise the Company on matters relating to international trade, contract negotiations, legacy customer relationships and business development opportunities.

The above information will be updated as necessary in future directors’ remuneration reports.

The above information is provided pursuant to section 430 (2B) of the Companies Act 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2017
FERROGLOBE PLC

By:	/s/ Nick Deeming
Name:	Nick Deeming
Title:	Corporate Secretary